Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Silvercorp Metals Inc. (the “Company” or “Silvercorp”)
Suite 1750 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Item 2.	Date of the Material Change

September 30, 2022

Item 3.	News Release

A news release announcing the material change was disseminated on September 30, 2022 through Cision and subsequently filed under the Company’s profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Changes

Silvercorp welcomed Ken Robertson to the board of directors. Mr. Robertson is a Chartered Professional Accountant with over 35 years of public accounting experience in Canada and England. He was a Partner and Global Mining & Metals Group Leader with Ernst & Young LLP ("EY"), where he developed extensive experience in initial public offerings, financings, governance, and securities regulatory compliance. Mr. Robertson holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Lon Shaver, Vice President at 604-669-9397 or at investor@silvercorp.ca.

Item 9	Date of Report

October 5, 2022

NEWS RELEASE

Trading Symbol	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP REPORTS 2022 AGM RESULTS AND APPOINTS NEW DIRECTOR

VANCOUVER, British Columbia – September 30, 2022 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”)

(TSX/NYSE American: SVM) is pleased to report that all matters submitted to shareholders for approval as set out in the Company’s Notice of Meeting and Information Circular, both dated August 15, 2022, were approved by the requisite majority of votes cast at Silvercorp’s annual general meeting (“AGM”) held today. A total of 101,907,093 common shares, representing 57.58% of the votes attached to all outstanding shares as at the record date for the meeting, were represented at the AGM. The details of the voting results for the election of directors are set out below:

	Votes For		Withheld
Director	Number	Percentage	Number	Percentage
Dr. Rui Feng	74,978,190	96.08%	3,057,320	3.92%
Paul Simpson	71,088,697	91.10%	6,946,814	8.90%
David Kong	71,335,481	91.41%	6,700,030	8.59%
Yikang Liu	76,896,116	98.54%	1,139,394	1.46%
Marina Katusa	74,288,517	95.20%	3,746,994	4.80%
Ken Robertson	76,955,339	98.62%	1,080,171	1.38%

The Company would like to welcome Ken Robertson to the board of directors. Mr. Robertson is a Chartered Professional Accountant with over 35 years of public accounting experience in Canada and England. He was a Partner and Global Mining & Metals Group Leader with Ernst & Young LLP ("EY"), where he developed extensive experience in initial public offerings, financings, governance, and securities regulatory compliance. Mr. Robertson holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors.

Shareholders also approved the share-based compensation plan and the re-appointment of Deloitte LLP as auditors of the Company for the ensuing year. Final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com and on the Company's website.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company’s strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.

Lon Shaver

Vice President

Phone: (604) 669-9397

Toll Free 1(888) 224-1881

Email: investor@silvercorp.ca

Website: www.silvercorpmetals.com